Philips updates markets on its Healthcare sector in a meeting with investors and financial analysts

March 19, 2013

Boston, MA – At a meeting with investors and financial analysts today in Boston, Royal Philips Electronics (NYSE: PHG, AEX: PHIA) will update the financial markets on the progress it has made with its change and performance improvement program Accelerate!. This will be followed by a detailed overview of the company’s Healthcare sector.

Following the comments of Philips Chief Executive Officer Frans van Houten on the opportunities and near-term actions to drive performance improvements, Chief Financial Officer Ron Wirahadiraksa, will provide an update on the company’s cost and productivity initiatives.

At the event, Deborah DiSanzo, Chief Executive Officer of Philips Healthcare, and her management team will comment on market opportunities and the business priorities for the Healthcare sector.

Presentations in Boston will start at 8:10 AM local time or 13:10 PM CET. Please visit this link to listen to the webcast and download the presentations that will be shown during the day.

For more information, please contact:

Steve Klink Philips Corporate Communications Tel.: +31 20 5977415

E-mail: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 118,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.